Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

May 16, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:	XenoPort, Inc. (“XenoPort” or the "Company") Definitive Additional Soliciting Materials Filed by Clinton Relational Opportunity Master Fund, L.P., et al. Filed May 13, 2014 File No. 001-51329

Dear Mr. Duchovny:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (collectively, “Clinton”), Kevin J. Cameron, Rael Mazansky, M.D. and Charles A. Rowland, Jr. (each, a “Filing Person” and collectively with Clinton, the “Filing Persons”), we are responding to your letter dated May 14, 2014 (the “SEC Comment Letter”) in connection with the presentation (the "Presentation") filed as definitive additional soliciting material on Schedule 14A on May 13, 2014. We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a revised presentation as definitive additional soliciting material on Schedule 14A (the "Revised Presentation"). The Revised Presentation reflects revisions made to the Presentation in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Presentation, while the page numbers in the responses refer to pages in the Revised Presentation. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Presentation.

For your convenience, we are emailing to your attention a copy of the Revised Presentation marked to show the changes from the Presentation.

Definitive Additional Soliciting Materials

  We note on slide 3 of your presentation that you state current directors “own very little stock[]” in the company. Please revise your disclosure and confirm that your future uses of this presentation or similar materials (i) clarifies the basis of your apparent criticism of the current directors in light of your nominees not owning directly any shares and (ii) acknowledges such lack of stock ownership by your nominees.

In response to your comment, the Filing Persons have revised the disclosure set forth on page 3 of the Revised Presentation. The Filing Persons respectfully note that the foregoing statement was not intended to be a comparison of Clinton's nominees and members of the Company's board of directors (the "Board") who have not served in such capacity for a lengthy period of time. Rather, the foregoing statement was intended to bring attention to the lack of equity ownership by directors who have served on the Board for years, despite having received significant compensation in the form of equity grants during their tenure.

  Refer to the chart in slide 7. With a view toward disclosure, tell us whether (i) the announced sales for the last quarter are limited to sales of the “fast follower” compound, and (ii) the increase in market capitalization for each company included is solely the result of the “fast follower” compound or whether the company has, since developing and marketing the “fast follower” compound, also developed and marketed other compounds or drugs.

In response to your comment, the Filing Persons have revised the disclosure set forth on page 7 of the Revised Presentation. The Filing Persons confirm that all of the amounts set forth in the column labeled "Last Quarter Annualized Sales" on page 7 of the Revised Presentation relate solely to the applicable "fast follower" compound. With respect to Regeneron, the Filing Persons note that the company is developing additional compounds to which some analysts attribute value. As noted in the footnote on page 7, RBC and UBS attribute 78% and 80%, respectively, of Regeneron's total value to Eylea. The Filing Persons believe that, of the $2.9 billion acquisition value of Abraxis, the overwhelming majority of such value was attributed to Abraxane in its then-approved indication (second-line metastatic breast cancer) and to potential approval in two other indications (first-line non-small cell lung cancer and advanced pancreatic cancer) because, based on the company's 2010 annual report filed on Form 10-K, at the time Abraxis was acquired, it had only two Phase I compounds in clinical development (nab-docetaxel and nab-rapamycin). The Filing Persons also believe that the overwhelming majority of New River's $2.6 billion acquisition value was attributed to Vyvanse in its then-approved indication (attention deficit hyperactivity disorder) because, based on the company's 2006 annual report filed on Form 10-K, when acquired, New River had only one compound that had completed Phase I/II development (NRP 290) and one compound that had completed Phase I development (NRP 409).

  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the belief that “capital allocation choices being made are the result of pride of authorship” (slide 14).

In response to your comment, the Filing Persons respectfully note that the foregoing statement was mentioned in the Presentation as a worry—and not a belief—of Clinton. That being said, such concern was based upon two conversations that representatives of Clinton had with Company officials in September 2013. During a conversation with Jackie Cossmon, the Company's head of investor relations on September 16, 2013, when asked about the relative sizes of the end markets for 829 and Horizant, Ms. Cossmon responded "We love all of our children". Such statement was repeated twice during the conversation and Ms. Cossmon also conveyed that she had heard Ronald W. Barrett, the Company's Chief Executive Officer, say that he "loves all of his children equally." Furthermore, on September 26, 2013, Dr. Barrett told representatives of Clinton "We put a lot of effort into that [Horizant] program. It would be a dereliction of duty not to find out" if it could be made commercially successful. Based on these discussions, the Filings Persons inferred that the Company's management was very prideful for having developed Horizant. The Filing Persons are worried, based on this expressed pride for having developed Horizant and received Food and Drug Administration approval for it, that the Company's management team may not be exercising objective judgment with respect to its capital allocation strategy.

Set forth in Exhibit A hereto is supplemental material in the form of notes taken by representatives of Clinton during the aforementioned discussions.

  Refer to slide 14. With a view toward disclosure, tell us whether (i) there is research more recent than a 2004 paper for your assertions relating to the effect of supermajority voting requirements, and (ii) in providing appropriate context for your assertion, there is any other study that supports an opposite or different conclusion.

In response to your comment, the Filing Persons respectfully note that, based upon a search of the Social Science Research Network, they are not aware of any additional studies conducted on the effect of supermajority voting requirements. Furthermore, the lead author of the 2004 paper cited has told representatives of Clinton that he is also unaware of any later work, whether consistent with or critical of the analysis and/or conclusions set forth in their paper relating to supermajority voting requirements to amend corporate bylaws. In addition, according to Google, "What Matters in Corporate Governance" has been cited more than 1,500 times by other scholarly works and is the most popular downloaded academic piece containing the word "supermajority" (in any context) by a factor of five.

***

Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater

EXHIBIT A

Supplemental Material

CLINTON GROUP

Xenoport → Jackie 9/16/13

Horizant → 40 markets now

- rolling out on month-to-month basis
- reps in field starting June 1
  - in July-Aug, rolled out new website
  - new speakers education / invitations for doc
  - next mo. → DTC campaigns on internet
- seeing ↑ in Horizant scripts in focused mkts vs white space
  - white space = constant scripts @ level
  - key areas increasing in scripts.

quantity ↑ in NN for 65 #2

- 900 scripts → total.
  - 500 new

> too early to tell if sufficient return on sales force

ROI

- have internal model for ROI / product P&L
  - 40 reps @ $250 k/each
  - contract sales for PCP → 40 reps PT = 15 FT
  - mktg / promotional costs → >$10 mm ("a little north")
  - > plus other internal costs
    - regulatory + legal compliance
    - to be commercial
    - ~~[illegible]~~

#43 burn

- 1H: had AP trials, open label, manuf. for AP
- ramp for commercialization for Horizant (SG+A)

9 West 57th Street, New York, NY 10019 • Tel: 212.825.0400 • Fax: 212.825.0085

DOC ID - 21252925.1

1

CLINTON GROUP

(3)

[redacted]

Need to show another potential partner that product has legs
- value in showing promotion has impact
- PCP position sort directly.

[redacted]

"We love all of our children"
- value in developing Horizant further for a period of time
- it is not "either or"
- want to develop both assets

Would be able to make a decision in Q1 or Q2 next yr to shut off Horizant → if believe c/n move needle, then will shut down

[redacted]

9 WEST 57TH STREET, NEW YORK, NY 10019 • TEL: 212.825.0400 • FAX: 212.825.0085

North Lennox

From: North Lennox
Sent: Wednesday, September 25, 2013 2:30 PM
To: Greg Taxin
Subject: Xenoport questions for Ronald Barrett

My notes from our conversation with Jackie on September 16 and suggested follow-up questions for Ron

--

[redacted]

She said, "we love all our children" when asked about the respective sizes of the markets opportunities for Horizant vs. '829. They expect a return on both assets. They haven't talked about exactly what the return expectation for Horizant is

[redacted]

Questions for Ron:

1. Horizant
   a. [redacted]
   b. [redacted]
   c. [redacted]
   d. [redacted]

1

e. [redacted]
f. [redacted]
g. [redacted]
h. [redacted]
i. We have been told the company "loves all its children." Are you prepared to stop spending on Horizant if there isn't sufficient ROI for shareholders?
j. [redacted]

2. ROI
   a. [redacted]
   b. [redacted]
   c. [redacted]
3. '829
   a. [redacted]
   b. [redacted]
   c. [redacted]
   d. [redacted]

North Lennox
Clinton Group, Inc.
601 Lexington Avenue, 51st Fl
New York, NY 10022
Direct: (212) 377-4273
Cell: (212) 203-1113
nlennox@clinton.com

CLINTON GROUP

Ron Barrett XNPT 9/26

[redacted]

- 40 dedicated reps + PT sales reps → specific territories +
  - want to show it promotionally sensitive
  - you [illegible] digital, speaker
  - already seeing "some return" on that investment
  - only targeting 15% of mrkt
    - where there is effort, we are showing differentiation in mrkt response
    - equal chance to partner
- not going to invest in this forever → board agreed to specific timeline + specific
  - mid yr next yr — see return + then strategically decide what to do

[redacted]

9 West 57th Street, New York, NY 10019 • Tel: 212.825.0400 • Fax: 212.825.0085

CLINTON GROUP

(3)

[redacted]

Until now, have not stressed ~~[illegible]~~ 829 ~~[illegible]~~:

- if Horizant c/n be cash neutral or cash generative, will cut it off
- "we put a lot of effort into that program ... it wld be a dereliction of duty to not find out."

[redacted]

9 WEST 57TH STREET, NEW YORK, NY 10019 • TEL: 212.825.0400 • FAX: 212.825.0085